

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 16, 2011

<u>Via E-mail</u>
Jeffrey Lamberson
President
MIPSolutions, Inc.
3941 Park Dr
Suite 20-196
El dorado Hills, CA 95762

     Re: MIPSolutions, Inc.
            Form 10-K for Fiscal Year Ended December 31, 2010
            Filed April 20, 2011
            Form 10-Q for Fiscal Quarter Ended March 31, 2011
            Filed May 23, 2011
            File No. 333-141927

Dear Mr. Lamberson:

     We have reviewed your filing and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions.

     Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended December 31, 2010</u>

<u>General</u>

1. We note your indication that you intend to raise additional capital through at least one private placement of equity or debt to secure additional financing "if [you are] not able to complete the Share Exchange Agreement filed on Form 8-K filed with the SEC on June 10, 2010." We further note that the Share Exchange Agreement has since been terminated. Please confirm that your future periodic reports will disclose what your plans are, and tell us what this disclosure will look like, in light of the termination of this agreement, as we note that you state that your business "will likely fail if [you are] unable to raise proceeds through the sale of securities."

2. We note that you incorporate by reference several periodic reports and a registration statement filed with us. You may not incorporate by reference such documents. Please remove such documents from the heading "Documents Incorporated by Reference" on the cover page of the report and delete statements in the report that you are incorporating by reference such documents.

3. Please disclose, beneath the signatures included in the certifications filed as Exhibits 31.1, 31.2, 32.1 and 32.2, the capacities (e.g., principal executive officer or principal financial officer) in which Messrs. Lamberson and MacDonald signed such certifications.

Item 11. Executive Compensation, page 41

4. Please disclose the amounts paid to Messrs. McDonald and Lamberson for each of 2009 and 2010 in the tabular format required by Item 402(n) of Regulation S-K.

Director Compensation, page 42

5. Please disclose the amounts paid to your directors for 2010 in the tabular format required by Item 402(r) of Regulation S-K. If no amounts were paid, then please include a statement to such effect. We also note the statement that you granted new directors 50,000 restricted shares prior to the recent change in management. Please disclose the aggregate stock awards held by your directors as of the end of your most recently completed fiscal year. See Instruction to Item 402(r)(2)(iii) and (iv) of Regulation S-K.

Item 13. Certain Relationships and Related Transactions and Director Independence, page 42

6. Please disclose a related party transaction on the basis of whether such transaction exceeded the lesser of $120,000 or one percent of the average of your total assets as of the end of your last two fiscal years. The basis for disclosure should not be whether a transaction "has or will materially affect [you]." Please apply the foregoing standard and tell us whether there are any transactions required to be disclosed pursuant to Item 404(d) of Regulation S-K.

Signature, page 44

7. Please identify, in the signature blocks following the second paragraph, the individual(s) who signed the report on your behalf as your principal financial officer and as your controller or principal accounting officer. See General Instruction D(2)(a) of Form 10-K.

Form 10-Q for Fiscal Quarter Ended March 31, 2011

General

8. Please comply with comment three, as it applies to your Form 10-Q for fiscal quarter ended March 31, 2011.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In responding to our comments, please provide a written statement from the company acknowledging that:

    *   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

    *   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

    *   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    Please contact Charles Lee at (202) 551-3427 or me at (202) 551-3264 with any questions.

                                        Sincerely,

                                        /s/ Mara L. Ransom

                                        Mara L. Ransom
                                        Legal Branch Chief